Exhibit 12

ANADARKO PETROLEUM CORPORATION
CONSOLIDATED STATEMENT OF COMPUTATION OF RATIOS OF
EARNINGS TO FIXED CHARGES AND EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Quarter Ended March 31, 2005 and Five Years Ended December 31, 2004
	Quarter
	Ended
	March 31,	Years Ended December 31

millions except ratio amounts	2005	2004	2003	2002	2001	2000

Gross Income (Loss)	$819	$2,829	$2,227	$1,410	$(298)	$1,519
Rentals	5	12	10	14	14	16

Earnings (Loss)	824	2,841	2,237	1,424	(284)	1,535

Gross Interest Expense	69	438	374	358	301	193
Rentals	5	12	10	14	14	16

Fixed Charges	$74	$450	$384	$372	$315	$209

Preferred Stock
Dividends	2	8	8	9	11	17

Combined Fixed Charges
and Preferred Stock
Dividends	$76	$458	$392	$381	$326	$226

Ratio of Earnings to
Fixed Charges	11.14	6.31	5.83	3.83	n/m	7.35

Ratio of Earnings to
Combined Fixed Charges
and Preferred Stock
Dividends	10.84	6.20	5.71	3.74	n/m	6.80

n/m - not meaningful

As a result of the Company's net loss in 2001, Anadarko's earnings did not cover fixed charges by $599 million and did not cover combined fixed charges and preferred stock dividends by $610 million.

These ratios were computed by dividing earnings by either fixed charges or combined fixed charges and preferred stock dividends. For this purpose, earnings include income before income taxes and fixed charges. Fixed charges include interest and amortization of debt expenses and the estimated interest component of rentals. Preferred stock dividends are adjusted to reflect the amount of pretax earnings required for payment.